JONES DAY

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December 31, 2014

VIA EDGAR AND COURIER

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Prosensa Holding N.V.

    Schedule TO-T filed December 12, 2014 by BioMarin Pharmaceutical Inc. et al.

    File No. 005-87624

Dear Ms. Chalk:

On behalf of our clients, BioMarin Pharmaceutical Inc., BioMarin Falcons B.V. and BioMarin Giants B.V. (collectively, the “Filers”), set forth below are the responses of the Filers to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 22, 2014, concerning the Schedule TO-T (the “Schedule TO-T”), filed on December 12, 2014 (File No. 005-87624), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Filers.

The responses contained herein are based on information provided to Jones Day by the Filers. To facilitate the Staff’s review, we have included in this letter the headings and numbered comments in bold text and have provided the Filers’ response immediately following each of the numbered comments.

The Filers are submitting, via EDGAR, Amendment No. 2 to the Schedule TO-T (the “Schedule TO-T/A”) containing changes made in response to the Staff’s comments, copies of which are enclosed herewith. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule TO-T.

Schedule TO

1.

Please revise to use the current version of Schedule TO, which includes a box to check indicating reliance on the cross-border exemption for third-party tender offers. See Rule 14d-1(d). If you are relying on Rule 14d-1(d), please check the

ALKHOBAR  •  AMSTERDAM  •  ATLANTA  •  BEIJING  •  BOSTON  •  BRUSSELS  •  CHICAGO  •   CLEVELAND  •  COLUMBUS  •  DALLAS

DUBAI  •  DÜSSELDORF  •  FRANKFURT  •  HONG KONG  •  HOUSTON  •  IRVINE  •  JEDDAH  •  LONDON  •  LOS ANGELES  •  MADRID

MEXICO CITY  •  MIAMI   •  MILAN  •  MOSCOW  •  MUNICH  •  NEW YORK  •  PARIS  •  PERTH  •  PITTSBURGH  •  RIYADH  •  SAN DIEGO

SAN FRANCISCO  •  SÃO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

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box and describe in your response letter the facts that you believe support your reliance on the exemption.

Pursuant to the Staff’s request, the Schedule TO-T/A includes the boxes to indicate reliance on exemptions for cross-border tender offers. The Filers are not relying on such exemptions and, as such, have not checked the boxes.

Exhibit (a)(1)(A) - Offer to Purchase

General

2.	You have not registered the issuance of the CVRs in connection with this tender Offer. In your response letter, please provide your analysis as to why the issuance of the CVRs in this Offer is not a registerable event under Section 5 of the Securities Act of 1933. Please cite to applicable precedent, including staff no-action letters, and analyze the relevant features of these CVRs that relate to their status as securities.

We do not believe that the contractual contingent value rights (the “CVRs”) as described in the Offer to Purchase are registerable because it is our view that they are not “securities” under the Securities Act of 1933 (the “Securities Act”), and treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters under which the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

Pursuant to the CVR Agreement, the CVRs will give former holders of Shares the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of the product approval milestones described in the Offer to Purchase included in the Schedule TO-T.

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief:

(i)	the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

(ii)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

(iii)	the rights are non-transferable, except by operation of law or by will or intestacy;

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(iv)	the rights will not be evidenced by any form of certificate or instrument; and

(v)	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See, e.g., Lorimar, Inc. (November 4, 1985); Slater Development Corporation (April 7, 1988); Essex Communications Corp. (June 28, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

These criteria are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of regulatory approval similar to those that determine payment under the CVRs. Several recent examples include:

•	Forest Laboratories, Inc.’s 2013 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay for each share of Furiex Pharmaceuticals, $95 plus one non-transferable contingent value right to receive up to an additional $30 per share, payable upon the achievement of certain regulatory milestones related to FDA approval of new drug applications.

•	Echo Pharma Acquisition Limited’s, 2013 tender offer for all of outstanding shares of Elan Corporation, plc., in which Echo Pharma Acquisition Limited agreed to pay, for each share of Elan Corporation, $13 plus one non-transferable contingent value right, which entitled the holder to receive up to an additional $2.50 per share, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon FDA approval of certain additions to the label for Elan Corporation’s Tysabri product. The second and third contingent payments were payable if the worldwide net sales of Tysabri for certain periods were in excess of certain net sales thresholds.

•	Forest Laboratories, Inc.’s 2011 tender offer for all of the outstanding shares of Clinical Data, Inc., in which Forest Laboratories agreed to pay, for each share of Clinical Data, $30 plus a non-transferable contingent value right that entitled the holder thereof to up to $6.00 per share if the aggregate net sales of Viibryd and other products containing vilazadone hydrochloride exceeded certain net sales thresholds.

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•	ViroPharma Inc.’s October 2008 acquisition of Lev Pharmaceuticals, in which ViroPharma agreed to pay for each share of Lev Pharmaceuticals stock an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two contingent payments in cash, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

•	Endo Pharmaceuticals Holdings Inc.’s March 2009 acquisition of Indevus Pharmaceuticals, Inc., in which the merger consideration included an upfront cash payment and a non-transferable contingent right to receive up to an additional $3.00 per share for certain milestones relating to a given product, Nebido. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a “boxed warning” label. The full amount of this payment would be payable either upon FDA approval without the boxed warning label, or if the product was subject to a boxed warning label, upon achievement of a specified sales target for the product. The second contingent payment will become payable if an additional specified product is approved by the FDA within a given time period.

The CVRs described in the Offer to Purchase have the same five essential characteristics the Staff has identified in the no-action letters cited above and were present in the transactions described above:

•	The CVRs are an integral part of the consideration to be received by tendering shareholders of Prosensa in the Offer because they will be issued in partial consideration of the Shares at the same time as the Cash Consideration is paid. Additionally, as discussed in Section 8 of the Offer to Purchase, the addition of CVRs to the consideration payable in the transaction allowed Parent to increase the price it was willing to pay to tendering holders of the Shares, because the Filers will only be obligated to pay cash in respect of the CVRs if Parent or its affiliates are successful in achieving applicable product approval milestones. The CVRs will be granted pro rata to each tendering shareholder of Prosensa (see pages i-vi, x-xi, 1-3, 13-15, 27-30 and 45-49 of the Offer to Purchase);

•	The CVRs will not represent any ownership interest in BioMarin Falcons B.V., Parent or their subsidiaries and will not have any voting, liquidation or dividend rights, nor will the CVRs bear any interest (see pages iv and 46 of the Offer to Purchase);

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•	The CVRs will not be assignable or transferable except (1) upon death by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (2) pursuant to a court order, (3) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (4) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company, (5) to Parent, BioMarin Falcons or their affiliates, or (6) upon abandonment by the holder. (see page 46 of the Offer to Purchase);

•	The CVRs will not be evidenced by any certificate or other instrument (see page 46 of the Offer to Purchase); and

•	The CVRs represent only the contractual right to receive the contingent payments described above, and accordingly, any payment obligations to CVR holders depend only on receipt of the applicable regulatory approval, not the operating results of BioMarin or Prosensa (see pages 45-46 of the Offer to Purchase).

On the basis of the foregoing, we respectfully submit that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

3.	Please advise how you are complying with the prompt payment requirements of Rule 14e-1(c) in connection with the issuance of the CVRs. In this regard, tell us whether, under applicable law of the Netherlands, the rights that tendering Prosensa security holders receive are enforceable as of the close of the tender Offer. We may have further comments.

The Filers believe that the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration to be received by a tendering shareholder of Prosensa will be cash and CVRs, and, as disclosed on page 8 of the Offer to Purchase under the heading, “Acceptance for Payment and Payment of Shares,” Purchaser will pay for all Shares validly tendered and not withdrawn following the acceptance of Shares pursuant to the Offer by prompt payment of cash and the CVRs. Each CVR represents the immediate contractual right to receive up to an additional $4.14 in cash payments upon the occurrence of the product approval milestones described on page 1 of the Offer to Purchase (each a “Milestone”). Accordingly, the component of consideration represented by the CVRs will in fact be paid in compliance with the prompt payment rule because the CVRs are not a deferred cash payment to shareholders of Prosensa, but rather the contractual right to

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receive additional cash payments if and only if product approval Milestones are achieved in accordance with the terms of the CVR Agreement, and the CVRs will be delivered concurrently with the Cash Consideration. With respect to the CVR, the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Milestone payments in cash if and only if the Milestones are achieved. As such, the payment of the Offer Price is complete at the time a tendering shareholder of Prosensa receives the Cash Consideration and the CVR.

On numerous occasions, the Staff has either granted no action relief or did not object to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s tender offer to acquire all outstanding shares of common stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device and net sales of certain products were achieved, with no further action required on the part of the holders. In response to a similar SEC comment, Boston Scientific responded that, “the component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).” Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the applicable milestones were achieved. The CVRs that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the CVRs are the right to receive cash if and only if a Milestone is achieved, with no further action required on the part of the CVR holders. The CVRs will be obtained by tendering shareholders of Prosensa at the same time as the Cash Consideration is paid to such shareholders, as noted on page 1 of the Offer to Purchase. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering holder of securities, upon acceptance of his or her securities in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e-1(c).

We also believe that the delivery of the CVRs in the Offer is consistent with the policy objectives of Rule 14e-1(c). Rule 14e-1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34-16384 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e-1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request…for examples of how the [SEC] proposed to implement the grant of rulemaking

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authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which…[t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. Securities tendered by shareholders of Prosensa will not be “tied up”, as Purchaser will promptly pay tendering shareholders of Prosensa consideration that includes the immediately enforceable CVRs, and the Offer will not result in a situation in which Purchaser “may fail (a) to pay for securities purchased or (b) to return to their owners securities not purchased promptly upon termination of the tender offer.” Release 34-16384 (November 29, 1979) at n. 36.

We do not believe that the payment in the Offer of consideration that includes CVRs raises the concerns that Rule 14e-1(c) was designed to address. Furthermore, the CVRs are fully described in the Offer to Purchase, and as such do not constitute a fraudulent, deceptive or manipulative act or practice.

For the reasons stated above, we respectfully submit that because the shareholders of Prosensa will be entitled to the contractual right to receive cash payments under the CVR Agreement upon acceptance by Purchaser of their shares in the Offer, the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).

Prior to the Offer Closing, Parent, BioMarin Falcons and the Rights Agent will enter into the CVR Agreement, which provides that CVR holders are third party beneficiaries. The CVR is governed by New York law. Section 3.1(b) of the CVR Agreement provides that the Rights Agent will have the right to enforce any rights of action under the CVR Agreement and any recovery in connection therewith will be for the proportionate benefit of the holders of CVRs. As of the Offer Closing, Section 3.1(b) of the CVR Agreement provides that CVR holders of more than 50% in the aggregate of all outstanding CVRs may direct the Rights Agent to act on behalf of the CVR holders in enforcing any of their rights under the CVR Agreement, including objecting to BioMarin Falcon’s determination that a Milestone did not occur or BioMarin Falcon’s failure to deliver a certificate relating to a Milestone. Section 6.5 of the CVR Agreement further provides that “Except for the right of the Rights Agent set forth herein, the Majority of Holders (i.e., holders of more than 50% of the outstanding CVRs) will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to [the CVR Agreement].” Under New York law, the rights of a third party beneficiary are enforceable if (1) a valid and binding contract exists between the other parties, (2) the contract was intended for the benefit of the third party beneficiary and (3) the benefit to such third party beneficiary is sufficiently immediate, rather than incidental, to indicate the assumption by the contracting parties of a duty to compensate such third party beneficiary if the benefit is lost. See Synovus Bank of Tampa Bay v. Valley National Bank, 487 F.Supp.2d 360, 368

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(S.D.N.Y.2007) (quoting BDG Oceanside, LLC v. RAD Terminal Corp., 14 A.D.3d 472, 473, 787 N.Y.S.2d 388, 390 (2d Dep’t 2005)). Moreover, “New York law requires that the parties’ intent to benefit a third-party be shown on the face of the contract.” Id. (citing Strauss v. Belle Realty Co., 98 A.D.2d 424, 428, 469 N.Y.S.2d 948, 951 (2d Dep’t 1983)). The CVR Agreement satisfies each of the requirements referenced in the cases above. The location or jurisdiction of individual CVR holders (including any holders that may be located in the Netherlands) does not alter their rights to seek enforcement of any rights under the CVR Agreement by the Rights Agent because the governing law of the CVR Agreement is NY law, without regard to other laws that may apply. We believe that if a holder seeks to enforce the CVR Agreement in a Dutch court (or any other court in which an action to enforce the CVR could be brought), such court would apply NY law to enforce the CVR. In any event, we believe it is most likely that the Rights Agent would bring an action on behalf of holders of CVRs to enforce the CVR in a U.S. court and such court would apply NY law. In any such action, the CVR would be immediately enforceable because it is immediately enforceable under NY law.

4.	Clarify in an appropriate part(s) of the Offer to Purchase the consideration remaining Prosensa shareholders will receive in the Asset Sale and subsequent dissolution and liquidation of the Company. For example, will they receive the same CVRs as those shareholders who tender in the Offer?

We respectfully acknowledge this comment of the Staff, and note that the Offer to Purchase includes the following disclosure, on pages iv, x, 2, and 47: “The Asset Sale and the subsequent dissolution and liquidation of Prosensa will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or any other applicable withholding taxes.”

Pursuant to the Staff’s request, the Schedule TO-T/A amends and supplements this disclosure to clarify that the CVRs to be received by any shareholders of Prosensa in the Asset Sale and subsequent liquidation will be the same CVRs to be received by shareholders of Prosensa that tender in the Offer.

Summary Term Sheet - Is your financial condition relevant to my decision to tender my Shares in the Offer?, page vii

5.

Since you take the position that your financial condition is not material in the context of this Offer, disclose that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Note that the holders of CVRs would effectively be subordinated in right of payment to all of the bidders’ secured obligations to the extent of the collateral securing such obligations, and

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that the CVRs would also be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders’ subsidiaries. Finally, discuss the possible effect of a bankruptcy filing on the CVR payment obligations.

Pursuant to the Staff’s request, the Schedule TO-T/A includes additional disclosure of certain risks associated with the CVR payment obligations in this section of the Summary Term Sheet and in Section 9 of the Offer to Purchase.

If the Offer Closing occurs, will Prosensa continue as a public company?, page x

6.	You state that if the Offer is consummated, you may complete (i) an Asset Sale and subsequent dissolution of Prosensa; (ii) a Statutory Buy-Out Proceeding; or (iii) another of a list of permitted squeeze out methods outlined on page 49 of the offer materials. For a Statutory Buy-Out, you disclose that the price to be paid to hold out shareholders will be determined by a Dutch court and could be lower than the Offer consideration. It is unclear for the list of other possible kinds of transactions listed on page 49 what amount and form of consideration would be provided. In light of the equivocal nature of the disclosure concerning a second-step squeeze-out transaction after the Offer and the uncertainty surrounding the form of and consideration to be paid in such second-step transaction, tell us in your response letter, with a view to additional disclosure, whether any second-step transaction would be subject to Rule 13e-3. If in your view it would not be, explain why not. We may have further comments.

We respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act would not, based on the facts and circumstances known to us at this time, be applicable to any of the second step transactions described in the Offer to Purchase. Nevertheless, if the facts and circumstances change, including if the Filers pursue a Post-Closing Reorganization transaction that does not provide former holders of Shares with the same price as is payable in the Offer, we will reexamine the applicability of Rule 13e-3 and, if applicable, the Filers will comply with Rule 13e-3 with respect to any such transaction.

Applicable Rule: Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other transactions, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control.

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The effects described in Rule 13e-3(a)(3)(ii) are a transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the Offer or the second step transactions described in the Offer to Purchase for the following reasons:

Analysis

A. The Shares are not Registered under Section 12(g) of the Exchange Act and Obligations under Section 15(d) of the Exchange Act are Currently Suspended

First, prior to and at the time the Offer commenced, the Shares were registered under Section 12(b) of the Exchange Act because they are listed on the NASDAQ. As a result of such registration, Prosensa’s obligations under Section 15(d) of the Exchange Act are suspended. Additionally, the Shares were not registered under Sections 12(g) of the Exchange Act.

Prior to and at the time the Offer commenced, based on information received from Prosensa and the Information Agent, there were less than 300 record holders of the Shares. We expect that there will continue to be less than 300 record holders of the Shares at all times through and at Offer Closing. Prosensa was therefore eligible, prior to the commencement of the tender offer, to terminate the registration of the Shares under Section 12g-4 (had they been so registered) and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going

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private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the tender offer could not be deemed to have “caused” the Shares to become “eligible” for termination of registration or suspension of Prosensa’s obligation to report since the Shares were eligible for termination/suspension prior to commencement of the Offer.

B. Prosensa will File a Form 25 to Delist the Shares from the NASDAQ after the Offer Closing and Prior to the completion of the Post-Closing Reorganization

The Filers will be able, and intend, to cause Prosensa to file a Form 25 to delist the Shares from the NASDAQ after the Offer Closing and prior to the completion of the Post-Closing Reorganization. As such, the delisting effects contemplated by Rule 13e-3(a)(3)(ii)(B) will occur as a result of the completion of the Offer, regardless of whether a second step Post-Closing Reorganization is completed. Such delisting effects will therefore not be caused as a result of the Post-Closing Reorganization. Accordingly, it is the completion of the Offer itself that must be evaluated for purposes of Rule 13e-3, and not any Post-Closing Reorganization.

C. The Filers are not Affiliates of Prosensa, the issuer of the Shares

Prior to the Offer Closing, none of the Filers will beneficially own any Shares or have any other control relationship with Prosensa. The Filers’ relationship with Prosensa are fully embodied in the terms of the Purchase Agreement and the terms of the convertible note issued by Prosensa to BioMarin Falcons after the execution of the Purchase Agreement, disclosed in the Current Report on Form 8-K filed by Parent on November 26, 2014. The convertible note cannot be converted into equity or voting securities of Prosensa at any time prior to the termination of the Purchase Agreement (including prior to the Offer Closing).

D. Even if a Post-Closing Reorganization Caused an Effect that Constituted a Rule 13e-3 Transaction, the Offer Closing and the Currently Contemplated Post-Closing Reorganization Transactions Constitute a Continuation of the Same Transaction

The Commission has consistently taken the position that a multi-step transaction will be considered a “unitary transaction” and therefore may be effected without compliance with Rule 13e-3 if: (1) prior to the initial acquisition of securities there was no affiliation between the issuer and the acquiring entity; (2) the initial acquisition and the second-step transaction are made pursuant to an agreement for the acquisition of the entire class of securities at the same price; (3) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition and the second-step transaction is effected within a relatively short period of time thereafter; and (4) the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction. See Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 34-

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17719, 46 FR 22571, Question 8 (April 13, 1981) (describing the Commission’s no-action position under the “unitary transaction” doctrine); See also Handschy Industries, Inc., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2566 (October 19, 1987); The Penn Central Corporation, SEC No-Action Letter, 1983 SEC No-Act. LEXIS 2605 (July 16, 1983). We believe that the transactions involved in the Offer and the Post-Closing Reorganization satisfy the substance of these requirements for the reasons described below.

First, as mentioned above, prior to commencement of the Offer, the Filers did not beneficially own any Shares and there was no other control relationship between the Filers and Prosensa. Second, the Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. Third, Purchaser publicly announced its intention to complete the Post-Closing Reorganization in the Offer to Purchase. Fourth, although Purchaser’s nominees will be appointed to Prosensa’s Boards following the Offer Closing, we believe the policy behind the fourth requirement of the Staff’s interpretative release is satisfied because the terms of the Offer, including the Post-Closing Reorganization, were approved by Prosensa’s Boards prior to the date of the Purchase Agreement, and, after Purchaser has the ability to elect directors, the terms of the offer can only be changed with the approval of the Independent Directors that remain on Prosensa’s Boards. The Post-Closing Reorganization related to the Asset Sale will also be approved by the shareholders of Prosensa prior to the Offer Closing. In addition, unlike the statutory squeeze-out provisions under Delaware law (for example), in which a court would not oversee the squeeze-out transaction, the Post-Closing Reorganization related to the Statutory Buy-Out Proceeding is a judicial proceeding under Netherlands law and not subject to coercive terms or measures, and is therefore subject to the oversight and approval of the applicable Netherlands court. We therefore believe that the Offer and the Post-Closing Reorganization should be considered a “unitary transaction” and not a Rule 13e-3 transaction.

E. The Policy Concerns Implicated by Rule 13e-3 are not Applicable to the Post-Closing Reorganization

The concerns addressed by Rule 13e-3 are not implicated by these transactions. Rule 13e-3 seeks to protect shareholders from the potentially coercive effects of going private transactions and the potential for overreaching by issuers and their affiliates at the expense of minority shareholders. In this transaction, however, the obligation to make the Offer, including the Offer Price, and the timing of the Offer and the Post-Closing Reorganization were all approved by Prosensa’s Boards prior to the date of the Purchase Agreement, at a time when the Filers were not affiliates of Prosensa. In addition, the material terms of the Offer and any Post-Closing Reorganization were approved by Prosensa’s Boards prior to the date of the Purchase Agreement, a time when Purchaser had no ability to elect

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directors, influence management of Purchaser or otherwise impact the terms of the Offer, and, after Purchaser has the ability to elect directors, the terms of the Offer and any Post-Closing Reorganization can only be changed with the approval of the Independent Directors. It is also a condition to the Offer Closing that the Asset Sale and subsequent dissolution and liquidation of Prosensa contemplated by the Post-Closing Reorganization be approved by the shareholders of Prosensa prior to the Offer Closing. As disclosed in the Offer to Purchase, on December 3, 2014, Prosensa’s Boards called an extraordinary general meeting of the shareholders of Prosensa for the purpose of voting on, among other things, the approval of the Asset Sale and subsequent dissolution and liquidation of Prosensa. This extraordinary general meeting of shareholders is scheduled to be held on January 13, 2015. In addition, the Statutory Buy-Out Proceeding contemplated by the Post-Closing Reorganization, unlike the statutory squeeze-out provisions under Delaware law (for example), is a judicial proceeding under Netherlands law, and is therefore subject to the oversight and approval of the applicable Netherlands court. As a result of the foregoing, Purchaser was not and is not in a position to coerce Prosensa or its shareholders.

The Commission has previously recognized that “multi-step acquisitions pursuant to a plan or arm’s-length agreement of a previously unaffiliated person may not involve the potential for abuse and overreaching or the adverse effects on investor confidence in the securities markets that Rule 13e-3 was designed to alleviate.” See Going Private Transactions by Certain Issuers or Their Affiliate, Exchange Act Release No. 34-17720, 1981 SEC LEXIS 1646 at 11 (April 13, 1981). The facts and circumstances regarding the transaction disclosed in Schedule TO-T filed by the Filers demonstrate the transactions contemplated by the Purchase Agreement (including the Post-Closing Reorganization) multi-step acquisitions pursuant to a plan or arm’s-length agreement of a previously unaffiliated parties does not involve the potential for abuse and overreaching or the adverse effects on investor confidence in the securities markets that Rule 13e-3 was designed to alleviate.

For the reasons stated above, we respectfully submit that the Post-Closing Reorganization is not a Rule 13e-3 transaction and is not subject to Rule 13e-3.

Purpose of the Offer; Plans for Prosensa - Other Post-Closing Reorganization Methods, page 49

7.

You state that it is possible that the Purchaser may not be able to implement any proposed Post-Closing Reorganization promptly after the Offer Closing, or may not be able to take such actions at all. “This will depend on, among other things, the percentage of Shares tendered in the Offer and the means available in a particular jurisdiction to achieve the objective of enabling Purchaser (and/or its affiliates) to acquire all of the issued and outstanding Shares.” Clarify the jurisdiction(s) to which you refer in the quoted sentence. What jurisdictions besides the Netherland and the United States would govern the squeeze-out of

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shares not tendered in the Offer? Why aren’t any restrictions knowable now? We may have additional comments.

Pursuant to the Staff’s request, the Schedule TO-T/A clarifies that the Netherlands is the applicable jurisdiction referred to in the quoted sentence. The Schedule TO-T/A also clarifies that the “percentage of shares” refers to 95% of the outstanding shares, which is the applicable threshold under Netherlands law to initiate a judicial Statutory-Buyout Proceeding. The Filers supplementally advise the Staff that various unanticipated impediments to completing a Post-Closing Reorganization could arise in the future. For example, actions taken by Prosensa in connection with a Post-Closing Reorganization may be challenged by Prosensa shareholders in a Dutch court, which could prevent or delay such actions. The Schedule TO-T/A contains disclosure to this effect.

Certain Conditions of the Offer, page 51

8.	Refer to the second to last paragraph in this section at the top of page 53. There you state that “[t]he foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement.” All of the Offer conditions should be listed here. If there are additional conditions contained in the Purchase Agreement, please revise to describe them here or modify this language.

Pursuant to the Staff’s request, the Schedule TO-T/A modifies the referenced language to discuss certain limitations on the rights of Parent and Purchaser to waive conditions to, or modify the terms of, the Offer. The Filers supplementally advise the Staff that all of the Offer conditions are listed in this Section 15 of the Offer to Purchase.

9.	Refer to the disclosure in the last paragraph in this section. If an Offer condition is “triggered,” the bidders must promptly inform security holders whether they will waive the Offer condition and proceed with the Offer, or assert it to terminate the Offer. Revise the language here that implies that failing to assert a condition is not a waiver of such Offer condition.

Pursuant to the Staff’s request, the Schedule TO-T/A removes the referenced language that implies that failing to assert a condition is not a waiver of such Offer condition.

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We have been authorized to confirm that each of the Filers acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 949-553-7509.

Very truly yours,

/s/ Kevin B. Espinola

Kevin B. Espinola